Exhibit 10.8

Acrivon Therapeutics, Inc.

Lab Central

700 North Main St.

Cambridge, MA 02139

617-888-0830

February 26, 2021

Dear Erick Gamelin,

Position

It is with great pleasure that I offer you employment with Acrivon Therapeutics, Inc. (“Acrivon” or the “Company”). Your title will be Chief Medical Officer, a remote position reporting to Peter Blume-Jensen, President and CEO. Your effective date of employment as a full-time employee will be 01 March, 2021.

Compensation

You shall receive an annual base rate of $360,000, to be paid in accordance with the Company’s standard payroll practices, currently with payments bi-monthly. You will also be eligible for an annual target bonus of 40% (relative to your salary), based on your performance against goals. This bonus, like for all other employees at Acrivon, is ultimately also based on Company performance against Corporate goals and is subject to approval by the Board of Acrivon. Along with paid company holidays as set forth by the Company, you will be eligible to initially earn 1.25 vacation days per month (equivalent to 15 days over 12 months), with additional annual vacation increases in accordance with the company leave policy.

Further, we will recommend to the board of directors that you be granted an incentive stock option (ISO) to purchase 200,000 shares of the Company’s common stock at a price not less than the fair market value of such shares on the date of the grant. Such options shall vest (i.e., become exercisable) at a rate of 25% on the first anniversary of your effective date of employment and an additional 6.25% on the last day of each quarter thereafter, and are otherwise subject to the provisions of the Company’s Stock Incentive Plan.

Benefits

You are eligible to participate in Acrivon’s comprehensive employee benefits and insurance programs, including a Company 401K retirement plan, which the Company offers to its full-time employees. These plans may, from time to time, be amended.

Employment “at-will”

Your employment at all times will be at-will, meaning that you are not being offered employment for a definite period and that either you or the Company may terminate the employment relationship at any time for any reason. If you choose to terminate your employment, we ask that you kindly provide at least 2 weeks’ written notice.

Severance payments

In the event that your employment were to be terminated by the Company without “Cause” or you resign your employment for “Good Reason” (as both terms are defined in this section below), you will receive a severance benefit of six months of base salary continuation which amount will be paid in accordance with the Company’s regular payroll practices beginning on the Payment Commencement Date (defined below). In addition, in the event of a Double Trigger Termination (as defined in this section below), (i) you will receive a severance benefit of six months of base salary continuation, which amount will be paid in a lump sum within 45 days following the Double Trigger Termination, and (ii) your remaining unvested Shares and unexercised Option will automatically become vested as of the date of your termination. The Company’s severance and vesting-acceleration obligations will be conditioned upon your execution and delivery to the Company of a reasonable release of claims within 60 days following the date of termination, which provides for a release of any and all claims that you have or might have against the Company. The severance payments shall be paid or commence on the first payroll period following such 60th day after the date the waiver and release becomes effective (the “Payment Commencement Date”). Notwithstanding the foregoing, if the 60th day following the date of termination occurs in the calendar year following the calendar year of the termination, then the Payment Commencement Date shall be no earlier than January 1 of such subsequent calendar year. For purposes of this Section, the term “Company” shall include the entity that survives the Change of Control. The severance benefits payment hereunder shall be subject to the terms and conditions set forth in Exhibit A.

“Cause” for termination shall mean: (i) commission of, or indictment or conviction for, any felony or any crime involving moral turpitude; (ii) participation in any fraud against the Company; (iii) your substantial failure to perform (other than by reason of disability) after notice and a reasonable opportunity to cure of no less than thirty (30) days, or gross negligence in the performance of, your duties and responsibilities to the Company or any of its affiliates; or (iv) your breach of any material provision of any agreement between you and the Company including this agreement and the Business Protection Agreement after notice and a reasonable opportunity to cure of no less than thirty (30) days if such breach is curable.

“Good Reason” shall mean any termination of your employment by you immediately following any of the following: (i) a reduction by the Company of your base salary, except such a reduction that occurs in connection with a general reduction in base salary of other senior executives of the company; (ii) a Reduction in Duties (as defined in this section below); or (iii) the breach by the Company of any material provision of any agreement between you and the Company including this agreement after notice and a reasonable opportunity to cure of no less than thirty (30) days if such breach is curable.

“Change of Control” means the closing of (i) a sale of all or substantially all of the assets of the Company, or (ii) a stock tender or a merger, consolidation or similar event pursuant to a transaction or series of related transactions in which a third party acquires more than fifty percent (50%) of the equity voting securities of the Company outstanding immediately prior to the consummation of such transaction or series of transactions, and the shareholders of the

Company do not retain a majority of the equity voting securities of the surviving entity, other than (x) a merger, conversion or other transaction the principal goal of which is to change the jurisdiction of incorporation of the Company, or (y) an equity security financing for the account of the Company in which capital stock of the Company is sold to one or more institutional investors.

“Double Trigger Termination” means: either (i) a termination of your employment by the Company without Cause within 12 months after a Change of Control; or (ii) termination of your employment by you for Good Reason within 12 months after a Change of Control.

“Reduction in Duties” means: (i) prior to a Change of Control, a material reduction by the Company in your duties, position, title, or responsibilities; and (ii) after a Change of Control, a material reduction by the Company in your duties and responsibilities. For the avoidance of doubt, if Acrivon becomes a subsidiary, division or business unit as a result of a Change of Control and you are responsible for the clinical leadership and/or clinical management of that subsidiary, division or business unit, as the case may be, this shall not be considered a Reduction in Duties. Moreover, if you receive a senior management position with the company that survives the Change of Control with duties and responsibilities that are approximately commensurate with your responsibilities at Acrivon prior to the Change of Control, then this also shall not be considered a Reduction in Duties.

Business Protection Agreement

As a condition of your at-will employment and in exchange for the company equity to you, you will be required to sign an Invention, Non-Disclosure, and Non-Solicitation Agreement on or before your starting date. In addition, being a remote position it is required that you will have a functional high speed internet and phone accessibility. This offer is conditioned on your representation that you are not subject to any confidentiality, non-competition or other agreement that restricts your post-employment activities or that may affect your ability to devote full time and attention to your work at the Company. If you have entered into or plan to enter into any agreement that may restrict your activities on behalf of the Company, please provide a copy of the agreement as soon as possible. Any consulting, advisory or other drug and biomarker discovery and development-related services will require review and approval by the Board of Acrivon.

Work eligibility

As with all employees, our offer to you is contingent on your submission of satisfactory proof of your identity and your legal authorization to work in the United States. Federal law requires all employers to verify employment eligibility of all persons hired to work in the United States. On your first day of employment, you must provide us with appropriate documents to establish your eligibility to work in the United States (e.g., Social Security Card, Drivers’ License, U.S. Passport). In order to determine whether Form I-9 documentation is valid, Acrivon uses E- Verify’s photo screening tool to match the photograph appearing on some permanent resident and employment authorization cards with the official U.S. Citizenship and Immigration Services’ (USCIS) photograph.

We ask that you carefully consider this offer and provide written acceptance by signing in the space below and returning it to my attention before your scheduled starting date.

Please let me know immediately if you have any questions regarding this offer. We look forward to having you officially join the Acrivon team.

Sincerely,

/s/ Peter Blume-Jensen Peter Blume-Jensen, MD, PhD President and CEO, Acrivon Therapeutics, Inc.	01 March, 2021 date

Accepted and Agreed: /s/ Erick Gamelin Name	03.01.21 date

Exhibit A

Payments Subject to Treasure Regulation Section 409A

1. Subject to this Exhibit A, any severance payments that may be due under the Employment Offer Letter shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the termination of your employment. The following rules shall apply with respect to distribution of the severance payments, if any, to be provided to you under the offer letter, as applicable:

(a) It is intended that each installment of the severance payments under the Employment Offer Letter provided under shall be treated as a separate “payment” for purposes of Treasury Regulation Section 409A (“Section 409A”). Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments except to the extent specifically permitted or required by Section 409A.

(b) If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments shall be made on the dates and terms set forth in the Employment Offer Letter.

(c) If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

(i) Each installment of the severance payments due under the Employment Offer Letter that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when your separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid on the dates and terms set forth in such offer letter; and

(ii) Each installment of the severance payments due under the Employment Offer Letter that is not described in this Exhibit A, Section 1(c)(i) and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the separation from service occurs.

2. The determination of whether and when your separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this Exhibit A, Section 2, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

3. The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of the Employment Offer Letter (including this Exhibit) are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.